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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13E-3

                        Rule 13E-3 Transaction Statement
           Under Section 13(e) of the Securities Exchange Act of 1934

                               CALPROP CORPORATION
                                (Name of Issuer)

                               CALPROP CORPORATION
                        (Name of Person Filing Statement)

                      COMMON STOCK, NO PAR VALUE PER SHARE
                         (Title of Class of Securities)

                                    13152 106
                                 (CUSIP Number)

                                                    With a copy to:

 MARK F. SPIRO, VICE PRESIDENT                   BRUCE L. ASHTON, ESQ.
      CALPROP CORPORATION                   REISH LUFTMAN MCDANIEL & Reicher
 13160 Mindanao Way, Suite 180
Marina Del Rey, California 90292           10th Floor, 11755 Wilshire Blvd.,
         (310) 306 4314                      Los Angeles, California 90025

                                                     (310) 478 5656

      (Name, address, and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)


This statement is filed in connection with (check the appropriate box):

/X/   a.   The filing of solicitation materials or an information statement subject to Regulation 14A (ss.ss.240.14a-1 through 240.14b-2), Regulation 14C (ss.ss.240.14c-1 through 240.14c-101) or Rule 13e-3(c) (ss.ss.240.13e-3(c) under the Securities Exchange Act of 1934
           ("the Act").
/ /   b.   The filing of a registration statement under the Securities Act of
           1933.
/ /   c.   A tender offer.

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/ /   d.   None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: /X/

Check the following box if the filing is a final amendment reporting the results of the transaction: / /

                            CALCULATION OF FILING FEE

--------------------------------------- ----------------------------------------
            TRANSACTION VALUE*                 AMOUNT OF FILING FEE**
            -----------------                  --------------------

                 $40,000                               $3.68

--------------------------------------- ----------------------------------------
* Estimated for purposes of calculating the amount of the filing fee only, this amount is based on the purchase of 1,000 fractional shares of Common Stock for the price per share of $40.00. The amount of the filing fee is calculated in accordance with Sec. 13(e)(3) of the Act.


** Based on transaction value of $40,000


/ /   Check the box if any part of the fee is offset as provided by Rule
0-11(a)2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.







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                                  INTRODUCTION

     This Rule 13e-3 Transaction Statement on Schedule 13E-3 (the "Schedule") is being filed by Calprop Corporation, a California corporation (the "Company"), and relates to the proposal by the Company to amend its Articles of Incorporation to effect a 1-to-100 reverse split (the "Reverse Split Amendment") of the Company's common stock ("Common Stock"). The ultimate purpose for the reverse split is to reduce the number of shareholders of record to less than 300, de-register the Company under the Securities and Exchange Act of 1934, as amended (the "Act"), and take the Company private.

     A preliminary proxy statement (the "Proxy Statement") under Regulation 14A of the Act, relating to a meeting of eligible holders of Common Stock to consider and vote upon a proposal to approve the Reverse Split Amendment, is being filed with the Securities and Exchange Commission concurrently herewith.

     The following cross reference sheet indicates the location in the Proxy Statement of items required by Schedule 13E-3 and incorporated herein by reference.

ITEM 1.   ISSUER AND CLASS OF SECURITY SUBJECT TO THE REVERSE SPLIT AMENDMENT

     (a) NAME OF ISSUER AND CLASS OF EQUITY SECURITY. The information set forth on page 1 and information under "Summary Term Sheet" of the Proxy Statement is incorporated herein by reference.

     (b) OUTSTANDING COMMON STOCK. The information under "Special Factors" in the Proxy Statement is incorporated herein by reference.

     (c) HISTORICAL SALES PRICE OF COMMON STOCK. The information under "Special FACTORS" and "Quarterly Performance of Company's Common Stock" in the Proxy Statement is incorporated herein by reference.

     (d) DIVIDEND HISTORY. The Company has not paid dividends on its common stock during the past two years. Under Section 500 of the California Corporations Code, it is prevented from paying dividends.

     (e)  UNDERWRITTEN PUBLIC OFFERINGS. None.

     (f)  PURCHASES OF SECURITIES. None.

ITEM 2.   IDENTITY AND BACKGROUND OF FILING PERSON

     (a) NAME AND ADDRESS. The Company is the person filing this Rule 13e-3. The information on page 1 of the Proxy Statement is incorporated herein by reference.

     (b) IDENTITY AND BACKGROUND OF NATURAL PERSONS. Information regarding the business background of the Company's directors and executive officers is

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          set forth under "Nominees For Election As Directors" and the notes under "Summary Compensation Table" in the Proxy Statement incorporated herein by reference.

     (c) CRIMINAL CONVICTIONS OF NATURAL PERSONS. During the last 5 years, no Director or officer of the Company has been convicted in a criminal proceeding.

     (d) CIVIL PROCEEDINGS OF NATURAL PERSONS. During the past 5 years, no Director or officer of the Company has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, no Director or officer of the Company was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3.   PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS. Not applicable.

ITEM 4.   TERMS OF THE TRANSACTION

     (a) MATERIAL TERMS. The information under Proposal No. 2 "Introduction" in the Proxy Statement is incorporated herein by reference.

     (b)  DIFFERENT TERMS. Not applicable.

ITEM 5.   PLANS OR PROPOSALS OF COMPANY

          The information under Proposal No. 2 "Introduction" in the Proxy Statement is incorporated herein by reference.

ITEM 6.   SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATIONS

     (a)  SOURCE OF FUNDS. The information under Proposal No. 2 "Special Factors
          - General Effects of Proposal" and "Special Factors - Redemption in Violation of California Corporations Code Section 500" in the Proxy Statement is incorporated herein by reference.

     (b) EXPENSES. The information set forth in the Proxy Statement under Proposal No. 2 "Special Factors - Fees and Expenses" is incorporated herein by reference.

     (c)  BORROWED FUNDS. Not applicable.

     (d)  LOANS MADE IN THE ORDINARY COURSE OF BUSINESS. Not applicable.


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ITEM 7.   PURPOSES, ALTERNATIVES, REASONS AND EFFECTS

     (a) PURPOSES OF THE REVERSE STOCK SPLIT. The information set forth in the Proxy Statement under Proposal No. 2 "Special Factors - Reasons for the Proposed Reverse Split" is incorporated herein by reference.

     (b) ALTERNATIVES. The Company considered a possible tender offer for shares of its common stock. This alternative was rejected because the Company could not be assured that enough shareholders would accept the offer to enable the Company to de-register under the Securities Exchange Act.

     (c) REASONS. The information set forth in the Proxy Statement under Proposal No. 2 "Special Factors - Reasons for the Proposed Reverse Split" is incorporated herein by reference.

     (d) EFFECTS. The information set forth in the Proxy Statement under Proposal No. 2 "Special Factors - General Effects of Proposal" is incorporated herein by reference.

ITEM 8.   FAIRNESS OF THE TRANSACTION

     (a) FAIRNESS. The information set forth in the Proxy Statement under "Special Factors - Fairness" is incorporated herein by reference.

     (b) FACTORS CONSIDERED IN FAIRNESS. The information set forth in the Proxy Statement under "Special Factors - Fairness" is incorporated herein by reference.

     (c) APPROVAL OF SECURITY HOLDERS. The information set forth in the Proxy Statement under "Special Factors - Vote Required to Pass the Reverse Split Amendment" is incorporated herein by reference.

     (d) UNAFFILIATED REPRESENTATIVE. The information set forth in the Proxy Statement under "Special Factors - Fairness" is incorporated herein by reference.

     (e) APPROVAL OF DIRECTORS. The information set forth in the Proxy Statement under "Special Factors - Fairness" is incorporated herein by reference.

     (f)  OTHER OFFERS. Not applicable.


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ITEM 9.   REPORTS, OPINIONS, APPRAISALS AND CERTAIN NEGOTIATIONS

     (a) REPORT, OPINION, OR APPRAISAL. The information set forth in the Proxy Statement under "Special Factors - Fairness" is incorporated herein by reference.

     (b) PREPARER AND SUMMARY OF THE REPORT, OPINION, OR APPRAISAL. Not applicable.

     (c)  AVAILABILITY OF DOCUMENTS. Not applicable.

ITEM 10.  INTEREST IN SECURITIES OF THE ISSUER

     (a) SECURITIES OWNERSHIP. The information set forth in the Proxy Statement under "Security Ownership of Certain Beneficial Owners and Management" is incorporated herein by reference.

     (b)  SECURITIES TRANSACTIONS. Not applicable.

ITEM 11. CONTRACTS, ARRANGEMENTS OR UNDERSTANDINGS WITH RESPECT TO THE ISSUER'S SECURITIES. None

ITEM 12. PRESENT INTENTION AND RECOMMENDATION OF BOARD OF DIRECTORS WITH REGARD TO THE REVERSE SPLIT AMENDMENT

     (a) INTENDED VOTE OF DIRECTORS AND OFFICERS. The information under Proposal No. 2 "Introduction" in the Proxy Statement is incorporated herein by reference.

     (b) RECOMMENDATIONS IN SUPPORT OF REVERSE SPLIT AMENDMENT. The information under Proposal No. 2 "Introduction" in the Proxy Statement is incorporated herein by reference.

ITEM 13.  APPRAISAL RIGHTS AND OTHER PROVISIONS OF THE TRANSACTION

     (a) APPRAISAL RIGHTS. The information under Proposal No. 2 "Special Factors - No Dissenters' Rights Under California Law" in the Proxy Statement is incorporated herein by reference.

     (b)  ACCESS TO CORPORATE FILES. None.

     (c)  EXCHANGE OF DEBT SECURITIES FOR EQUITY SECURITIES. Not applicable.

ITEM 14.  FINANCIAL INFORMATION

     (a)  Required financial data:


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          (1)  Audited financial statements for the two years ended December 31,
               2002 - incorporated by reference to the Company's Annual Report on Form 10K for the year ended December 31, 2002

          (2) Unaudited balance sheets and comparative year-to-date income statements and statements of cash flows and related earnings per share amounts - incorporated by reference to the Company's Quarterly Report on Form 10Q for the Quarter ended March 31, 2003

          (3) Ratio of earnings to fixed charges for the two years ended December 31, 2002 and the quarter ended March 31, 2003 - attached

          (4) Book value per share as of December 31, 2002 and March 31, 2003 - attached.

     (b)  Pro forma data - not material.

ITEM 15.  PERSONS AND ASSETS EMPLOYED, RETAINED OR UTILIZED

     (a) OFFICER, EMPLOYEE OR CORPORATE ASSET. The information under "Special Factors - Redemption in Violation of California Corporations Code
          Section 500" in the Proxy Statement is incorporated herein by reference.

     (b)  PERSONS TO MAKE SOLICITATIONS. None

ITEM 16.  ADDITIONAL INFORMATION.

     None.

ITEM 17.  EXHIBITS

     (a)  LOAN AGREEMENT. Not applicable.

     (b)  REPORT, OPINION, OR APPRAISAL. Not applicable.

     (c) DOCUMENTS RELATED TO ANY CONTRACT, ARRANGEMENT OR UNDERSTANDING. Not applicable.

     (d)  GOING PRIVATE DISCLOSURE DOCUMENT. Preliminary Proxy Statement on
          Schedule 14A filed with the Securities and Exchange Commission on ____________, 2003 (incorporated herein by reference to the Proxy Statement.)

     (e)  APPRAISAL RIGHTS. Not applicable.

     (f)  MATERIALS USED TO SOLICIT. Not applicable.


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                                    SIGNATURE


     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Date:  _________________, 2003




                                               ---------------------------------
                                                   Mark Spiro, Vice President























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